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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*



                           Fuisz Technologies Ltd.
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                              (Name of Issuer)


                        Common Stock, par value $0.01
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                       (Title of Class of Securities)

                                  359536109
                           -----------------------
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)             Page 1 of  5  pages
                                      ---
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CUSIP No.   359536109              13G                 Page  2   of   5   Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JOHN PAPPAJOHN

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       NOT APPLICABLE                                                 (A) [ ]
                                                                      (B) [ ]
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3      SEC USE ONLY


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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

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                 5        SOLE VOTING POWER

 NUMBER OF                 418,748

  SHARES       -----------------------------------------------------------------
                 6        SHARED VOTING POWER
BENEFICIALLY
                          494,500
 OWNED BY
               -----------------------------------------------------------------
   EACH          7        SOLE DISPOSITIVE POWER

 REPORTING                418,748

  PERSON       -----------------------------------------------------------------
                 8        SHARED DISPOSITIVE POWER
   WITH
                          494,500

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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       913,248

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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [x]
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.4%

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12     TYPE OF REPORTING PERSON*

       IN
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CUSIP No.   359536109              13G                 Page  3   of   5   Pages
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                                SCHEDULE 13G


     The information contained herein is filed with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Fuisz Technologies Ltd. by John Pappajohn ("Pappajohn").

ITEM 1(a).                NAME OF ISSUER:

                          Fuisz Technologies Ltd.

ITEM 1(b).                ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          3810 Concorde Parkway, Suite 100
                          Chantilly, Virginia  20151

ITEM 2(a).                NAME OF PERSON FILING:

                          See Cover Page Item 1.

ITEM 2(b).                ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                          2116 Financial Center
                          Des Moines, Iowa 50309

ITEM 2(c).                CITIZENSHIP:

                          See Cover Page Item 4.

ITEM 2(d).                TITLE OF CLASS OF SECURITIES:

                          Common Stock, par value $0.01 per share

ITEM 2(e).                CUSIP NUMBER:

                          359536109.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                          Inapplicable.
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CUSIP No.   359536109              13G                 Page  4   of   5   Pages
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ITEM 4.                   OWNERSHIP.

ITEM 4(a).                AMOUNT BENEFICIALLY OWNED:

                          See Cover Page Item 9. Includes 31,500 shares issuable under outstanding stock options and 42,000 shares issuable under warrants, in each case exercisable within 60 days following December 31, 1996. Also includes 53,500 shares held of record by Mary Pappajohn, Mr. Pappajohn's wife, and 441,000 shares held of record by Thebes, Ltd., of which Mary Pappajohn is the sole stockholder. Mr. Pappajohn disclaims beneficial ownership of these shares.

ITEM 4(b).                PERCENT OF CLASS:

                          See Cover Page Item 11.

ITEM 4(c).                NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                          (i)     sole power to vote or to direct the vote:

                                  See Cover Page Item 5.

                          (ii)    shared power to vote or to direct the vote:

                                  See Cover Page Item 6.  Consists of 53,500
                          shares held of record by Mary Pappajohn, Mr.
                          Pappajohn's wife, and 441,000 shares held of record by Thebes, Ltd., of which Mary Pappajohn is the sole stockholder. Mr. Pappajohn disclaims beneficial ownership of these shares.

                          (iii) sole power to dispose or to direct the disposition of:

                                  See Cover Page Item 7.

                          (iv) shared power to dispose or to direct the disposition of:

                                  See Cover Page Item 8.  Consists of 53,500
                          shares held of record by Mary Pappajohn, Mr.
                          Pappajohn's wife, and 441,000 shares held of record
                          by Thebes, Ltd., of which Mary Pappajohn is the sole stockholder. Mr. Pappajohn disclaims beneficial ownership of these shares.
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CUSIP No.   359536109              13G                 Page  5   of   5   Pages
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ITEM 5.                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.                   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                          ANOTHER PERSON:

                          Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                          Inapplicable.

ITEM 8.                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                          GROUP.

                          Inapplicable.

ITEM 9.                   NOTICE OF DISSOLUTION OF GROUP.

                          Inapplicable.

ITEM 10.                  CERTIFICATION AND SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1997
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Date

         /s/
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Signature

John Pappajohn
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Name/Title